Exhibit 99.1

Ferrari to announce First Quarter 2016 financial results on May 2

Maranello (Italy), April 26, 2016 - Ferrari N.V. (“Ferrari”) (NYSE/MTA: RACE) announced today that its financial results for the first quarter of 2016 will be released on Monday, May 2, 2016.

A live audio webcast of the 2016 Q1 results and conference call will begin at 5.00pm BST / 6.00pm CEST / 12.00pm EDT on Monday, May 2.

Details for accessing this presentation are available in the Investors section of Ferrari's corporate website at http://corporate.ferrari.com. For those unable to participate in the live session, a replay will remain archived on the Ferrari’s corporate website (http://corporate.ferrari.com) for two weeks after the call.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977